

December 30, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Advisors Series Trust
        Issuer CIK: 0001027596
        Issuer File Number: 333-17391/811-07959
        Form Type: 8-A12B
        Filing Date: December 30, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of VegTech Plant-based Innovation & Climate ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications